Exhibit 99.2

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	December 20, 2007
Press release for immediate distribution

AXCAN PHARMA INC. OBTAINS INTERIM ORDER FOR PROPOSED ARRANGEMENT AND ANNOUNCES DATE OF SPECIAL SHAREHOLDER MEETING

MONT-SAINT-HILAIRE, QUEBEC — December 20, 2007 — Axcan today announced that the Québec Superior Court has issued an interim order authorizing, among other things, the holding of a special meeting of the shareholders of Axcan, at which shareholders will be asked to consider the previously-announced arrangement with  an affiliate of TPG Capital, L.P.

The special meeting will be held on Friday, January 25, 2008, at 9:30 a.m. in Montreal at the Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Québec, H3A 2R6, Salle Printemps.

As per the terms of the interim order, the record date for determining the shareholders entitled to receive notice of and to vote at the special meeting is the close of business on December 21, 2007.

A notice of special shareholder meeting and management proxy circular will be mailed to shareholders shortly, filed with applicable regulators and posted on Axcan’s website at www.axcan.com. The circular will provide important information about the proposed transaction, as well as important information relating to voting procedures.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan’s products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol “AXCA” and on the Toronto Stock Exchange under the symbol “AXP”.

ABOUT TPG CAPITAL

TPG Capital is the global buyout group of TPG, a leading private investment firm founded in 1992, with more than $35 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Minneapolis, Fort Worth, Melbourne, Menlo Park, Moscow, Mumbai, Beijing, Shanghai, Singapore and Tokyo.  TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings.  TPG Capital seeks to invest in world-class franchises across a range of industries, including healthcare (Biomet, Fenwal, IASIS Healthcare, Oxford Health Plans, Parkway Holdings, Quintiles Transnational, Surgical Care Affiliates), retail/consumer (Debenhams, Ducati, J. Crew, Myer, Neiman Marcus, Petco, TOMY Company), travel (America West, Continental, Hotwire, Sabre), media and communications (Alltel, Avaya, Findexa, Hanaro Telecom, MGM, TIM Hellas), industrials (Altivity Packaging, British Vita, Energy Future Holdings (formerly TXU), Grohe, Kraton Polymers, Texas Genco), technology (Freescale Semiconductor, Lenovo, MEMC, ON Semiconductor, Seagate, SunGard) and financial services (Ariel Reinsurance, Fidelity National Information Services, LPL

Financial Services, Shenzhen Development Bank, Taishin Holdings), among others.  Please visit www.tpg.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements relating to the proposed acquisition of Axcan Pharma Inc., including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) applicable governmental authorities approvals, (ii) required Axcan shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the Arrangement Agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the Arrangement Agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements contained in this news release are made as of the date of this release. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the related material change report and the Arrangement Agreement filed by Axcan Pharma Inc. with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com